--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                      ------------------------------------
                                  SCHEDULE TO
    Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1) of the
                        Securities Exchange Act of 1934

                              DAVID'S BRIDAL, INC.
                       (Name of Subject Company (Issuer))

                         ALPHA OMEGA ACQUISITION, INC.
                          a wholly owned subsidiary of
                       THE MAY DEPARTMENT STORES COMPANY
                      (Names of Filing Persons (Offerors))
                      ------------------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)
                      ------------------------------------

                                   238576102
                     (CUSIP Number of Class of Securities)
                      ------------------------------------

                           Richard A. Brickson, Esq.
                       The May Department Stores Company
                                611 Olive Street
                         St. Louis, Missouri 63101-1799
                           Telephone: (314) 342-6300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:
                            J. Michael Schell, Esq.
                            Margaret L. Wolff, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                            New York, New York 10036
                            Telephone: 212-735-3000

                           CALCULATION OF FILING FEE

---------------------------------------------------------------------------------------------
            Transaction Valuation*                          Amount of Filing Fee
                 $412,615,040                                     $82,523
---------------------------------------------------------------------------------------------

     * For purposes of calculating amount of filing fee only. This amount assumes that the Offerors purchase of 19,469,276 shares of common stock of David's Bridal, Inc. at the offer price of $20.00 per share and pay holders of 2,322,952 David's Bridal stock options the spread (estimated at $10.00 per share) between the exercise price of those options and $20.00. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

                   Amount Previously Paid: N/A             Form or Registration No.: N/A
                   Filing party: N/A                       Date Filed: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1.  SUMMARY TERM SHEET.

     The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) The name of the subject company is David's Bridal, Inc., a Florida corporation (the "Company"). The Company's principal executive offices are located at 1001 Washington Street, Conshohocken, Pennsylvania 19428. Its telephone number is (610) 896-2111.

     (b) This Statement relates to the Offer by Alpha Omega Acquisition, Inc. (the "Purchaser"), a Florida corporation and a wholly owned subsidiary of The May Department Stores Company, a Delaware corporation ("Parent"), to purchase all outstanding shares of common stock of the Company, par value $.01 per share (the "Shares"), at a price of $20.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which are herein collectively referred to as the "Offer"). The information set forth in the introduction to the Offer to Purchase (the "Introduction") is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in Section 6 -- "Price Range of Shares; Dividends" in the Offer to Purchase and is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF THE FILING PERSON.

     (a), (b), (c) The information set forth in Section 8 -- "Certain Information Concerning Parent and the Purchaser" and Schedule I in the Offer to Purchase is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a)(1)(i)-(viii), (xii) The information set forth under "Introduction",
Section 10 -- "Background of the Offer; Past Contacts or Negotiations with the Company", Section 12 -- "Purpose of the Offer; Plans for the Company", Section 11 -- "The Merger Agreement; Other Arrangements", Section 7 -- "Certain Information Concerning the Company", Section 13 -- "Certain Effects of the Offer" and Section 9 -- "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

     (a)(1)(ix) Not applicable

     (x) Not applicable

     (xi) Not applicable

     (a)(2) Not applicable

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     The information set forth in Section 10 -- "Background of the Offer; Past Contacts or Negotiations with the Company", Section 11 -- "The Merger Agreement; Other Arrangements", Section 8 -- "Certain Information Concerning Parent and the Purchaser" and Section 12 -- "Purpose of the Offer; Plans for the Company" in the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS.

     (a), (c)(1), (4-7) The information set forth in "Introduction", Section
11 -- "The Merger Agreement; Other Arrangements," Section 12 -- "Purpose of the Offer; Plans for the Company", and Section 14 -- "Dividends and Distributions" in the Offer to Purchase is incorporated herein by reference.

     (c)(2) None

     (c)(3) None

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in Section 9 -- "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

     (b) Not applicable

     (d) Not applicable

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The information set forth in "Introduction", Section 7 -- "Certain Information Concerning the Company", Section 8 -- "Certain Information Concerning Parent and the Purchaser" and Schedule I in the Offer to Purchase is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     The information set forth in "Introduction" and Section 18 -- "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

     Not applicable

ITEM 11.  ADDITIONAL INFORMATION.

     The information set forth in Section 11 -- "The Merger Agreement; Other Arrangements" and Section 16 -- "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

ITEM 12.  EXHIBITS.

     (a)(1) Offer to Purchase dated July 10, 2000.

     (a)(2) Form of Letter of Transmittal.

     (a)(3) Form of Notice of Guaranteed Delivery.

     (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Joint Press Release issued by Parent and the Company on July 3, 2000, incorporated herein by reference to the Schedule TO filed by the parties on July 3, 2000.

     (a)(8) Summary Advertisement as published in The New York Times on July 10, 2000.

     (b) Not applicable

     (d)(1) Agreement and Plan of Merger, dated as of July 3, 2000, among Parent, the Purchaser and the Company.

     (d)(2) Form of Shareholder Agreement dated as of July 3, 2000 by and between Parent and certain shareholders of the Company.

     (d)(3) Employment Agreement dated as of July 3, 2000 between Parent and Robert Huth.

     (g) Not applicable

     (h) Not applicable

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        ALPHA OMEGA ACQUISITION, INC.


                                        By:    /s/ RICHARD A. BRICKSON
                                        --------------------------------------
                                        Name:  Richard A. Brickson
                                        Title:    Vice President and Secretary



                                        THE MAY DEPARTMENT STORES COMPANY


                                        By:     /s/ RICHARD A. BRICKSON
                                        --------------------------------------
                                        Name:  Richard A. Brickson
                                        Title:    Secretary

Dated: July 10, 2000

                                 EXHIBIT INDEX

EXHIBIT NO.  EXHIBIT NAME
-----------  ------------
(a)(1)       Offer to Purchase dated July 10, 2000
(a)(2)       Form of Letter of Transmittal
(a)(3)       Form of Notice of Guaranteed Delivery
(a)(4)       Form of Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees
(a)(5)       Form of Letter to Clients for use by Brokers, Dealers,
             Commercial Banks, Trust Companies and Other Nominees
(a)(6)       Guidelines for Certification of Taxpayer Identification
             Number on Substitute Form W-9
(a)(8)       Summary Advertisement as published in The New York Times on
             July 10, 2000
(d)(1)       Agreement and Plan of Merger, dated as of July 3, 2000,
             among Parent, the Purchaser and the Company
(d)(2)       Form of Shareholder Agreement dated as of July 3, 2000 by
             and between Parent and certain shareholders of the Company
(d)(3)       Employment Agreement dated as of July 3, 2000 between Parent and Robert Huth